Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel
July 23, 2025
Via EDGAR
Ms. Mindy Rotter
Division of Investment Management
Securities and Exchange Commission
100 Pearl Street, Suite 20-100
New York, NY 10004-2616
Mr. Daniel Greenspan
Division of Investment Management-Disclosure Review and Accounting Office
100 F Street NE
Washington DC 20549

RE:	Principal Funds, Inc. (the "Registrant")
Registration Statement on Form N-14
Pursuant to the Securities Act of 1933
Registration No. 333-288242
Dear Ms. Rotter and Mr. Greenspan,
On behalf of the Registrant, this letter responds to comments communicated by Ms. Rotter on July 16, 2025, and by Mr. Greenspan on July 22, 2025. The Registrant will make changes in response to your comments in the Registrant’s Definitive Filing on Form 497 for the Information Statement/Prospectus related to (i) the reorganization of the Edge MidCap Fund into the MidCap Fund, (ii) the reorganization of the MidCap Growth Fund into the MidCap Fund, and (iii) the reorganization of the MidCap Growth Fund III into the MidCap Fund. Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement, unless otherwise defined herein.
Accounting Comments
Comment 1. Please confirm in correspondence that the fees disclosed in the Fee Tables in the Information Statement/Prospectus reflect the current fees for the funds as required under Item 3 of Form N-14.
Response: Confirmed.
Comment 2. Please explain in correspondence if the fees previously waived for the Acquired Funds are subject to recoupment. If yes, please confirm in correspondence that such expenses subject to recoupment will not carry over to the Acquiring Fund.
Response: The fees waived by the Acquired Funds were subject to recoupment within their respective fiscal year, however these waivers will not be carried over to the Acquiring Fund.
Comment 3. The Staff notes that all Funds involved in the Reorganization, with the exception of the Edge MidCap Fund, show share classes R-1 and R-4 as active in the EDGAR system. Please explain the discrepancy between the disclosure in the filing and the EDGAR system.
Response: The inactive R-1 and R-4 share classes have been removed from the EDGAR system.

Comment 4. Please explain, in correspondence, why the Annual Fund Operating Expenses tables include a column for “Acquired Fund Fees and Expenses” when such expenses are reported as $0.00%.
Response: The columns showing the Acquired Fund Fees and Expenses have been removed.
Comment 5. With respect to the Expense Examples for the A share class of the Edge MidCap Fund and the MidCap Fund, please explain in correspondence why the expense examples do not reflect both a potential initial sales charge as well as a potential deferred sales charge. If such examples need to be updated, please update in the 497 filing and include the revision in correspondence.
Response: Class A shares are not subject to the application of both an initial sales charge and a deferred sales charge. A deferred sales charge is only applied as noted under the section titled “The Cost of Investing and Ongoing Fees” under “One-Time Fee- Contingent Deferred Sales Charge” which states, “Class A shares purchased in amounts that are of sufficient size to qualify for a 0.00% sales charge, as disclosed in the “Class A Sales Charges” table, are generally subject to a CDSC of 1.00% (0.25% for the LargeCap S&P 500 Index Fund) if the shares are redeemed during the first 18 months after purchase, unless the dealer, at its discretion, has waived the commission. The Distributor may pay authorized dealers commissions up to 1.00% of the price of such purchases” The expense examples reflect the highest possible sales charges that could be applied to the A class shares.
Comment 6. With respect to the Expense Examples for Class C shares, please confirm the 10 year examples are accurate. If not, please update in the 497 filing and include the revision in correspondence.
Response: We confirm the expense examples for the Class C shares are accurate. Please note that the amounts disclosed for the 10 year Class C expense examples assume a conversion of Class A shares after the 8th year as disclosed in the preamble to the expense example tables.
Comment 7. In the “Capitalization” section, please confirm that the only costs associated with the Reorganization that the shareholders of the Acquired Funds will pay will be the fees and expenses associated with the sale and purchase of portfolio securities.
Response: Confirmed.
Comment 8. Disclosure noted within the Capitalization table indicates (with respect to the Reorganization of the MidCap Growth Fund into the MidCap Fund and the Reorganization of the MidCap Growth Fund III into the Mid Cap Fund) , "the acquired fund shareholders will pay any explicit fees or expenses associated with the sale and purchases of any portfolio securities" and provides the estimated amount. Please explain in correspondence why reorganization costs were allocated to Class A shares for the fund combinations of 2 into 4 and 3 into 4 only.   Please confirm in correspondence that if corrections are required, they'll be made in a Form 497 correspondence response
Response: The transition costs are allocated to all classes based upon the proportion of MidCap Fund’s net assets in each share class. The note in the first column of the capitalization table for each scenario is applicable to all classes for every combination scenario. The Registrant will reformat the header to clarify.
Comment 9. With respect to the section titled “Additional Information About Funds”, please confirm that the information is accurate. If not, please update in the 497 filing and include the revision in correspondence.
Response: Confirmed.
Comment 10. In the “Statement of Additional Information”, please disclose which fund will be the accounting and performance survivor in the 497 filing and disclose the revision in the correspondence.
Response: The requested revision has been made in the “Statement of Additional Information”.

Disclosure Comments
Comment 11. Supplementally, please confirm that there are no material differences between the investment advisory contracts of the Acquired Fund and the investment advisory contract of the Acquiring Fund.
Response: Confirmed.
Comment 12. Supplementally, please confirm that all material tax impacts of the portfolio repositioning of securities of the Acquired Funds have been disclosed.
Response: Confirmed.
Comment 13. Supplementally, with respect to the “Board Considerations of the Reorganization” section of the N-14 filing, please confirm that all material considerations (including considerations adverse to the approval) are disclosed.
Response: Confirmed
Comment 14. Please confirm, in correspondence, that the Registrant will undertake to file a post-effective amendment to include any required tax opinions in a reasonable time after the Reorganizations.
Response: The Registrant undertakes to file opinions of counsel supporting the tax consequences to shareholders discussed in the combined information statement and prospectus in a post-effective amendment to this registration statement within a reasonable time following the Reorganizations.
Please call me at 515-235-9328 if you have any questions.
Sincerely,
/s/ Adam U. Shaikh
Adam U. Shaikh
Vice President, Assistant General Counsel, and
Assistant Secretary, Registrant
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